328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 12-236
November 23, 2012

Platinum Group Reports 2012 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the year ended August 31, 2012. For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the year ended August 31, 2012 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete Financial Statements from the Company free of charge.

The Company’s cash position at August 31, 2012 was $48.17 million, including $30.51 million in restricted cash. The Company holds cash in both Canadian dollars and South African Rand and changes in the exchange rate may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

Platinum Group has made the transition to mine construction at the Western Bushveld Joint Venture Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa and has made a discovery of a second platinum deposit in South Africa at the Waterberg project located near Mokopane, South Africa.

Phase 1 construction at Project 1 is estimated for completion in late March or early April, 2013. The planned US $260 million project senior loan facility for Phase 2 construction has advanced through detailed technical, financial and legal due diligence. The loan is in the formal credit approval process at this time.

Drilling to expand the newly discovered inferred mineral resource at the Waterberg project is continuing.

Recent Highlights

  A US $100 million Phase 1 development program is now approximately 80% complete at Project 1. A central box cut excavation has been completed. The sinking of twin declines at the central location is progressing well. Both declines are now advanced to 770 metres linear from their collar. Substantial surface infrastructure has now been constructed on site.

  Safety, in all our operations, is our number one priority, and the Company is pleased to report that onsite safety performance at Project 1 has been excellent to date with approximately 950,000 man hours worked and two minor lost time incidents.

  A south box cut excavation for a planned second twin decline system is substantially complete. Sinking of this second decline set is planned to commence under Phase 2.

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  A temporary power supply of 1.5MVA has been installed on site and has been energized. Construction of a 10 MVA supply line and substation is almost complete, with switch gear currently being installed. This service is to be energized in early 2013.

Milestones Completed

  On November 5, 2012, the Company announced new drill intercepts approximately doubling the strike length of the Waterberg discovery to a total of 5.5 kilometers up to the northern boundary of the current joint venture project. The results extended the known “F” mineralized layers for 2.7 kilometers beyond the initial resource area declared in September, 2012. Results included 24.00 meters grading 4.32 grams per tonne (“g/t”) 2E (platinum (“Pt”) and palladium (“Pd”) collectively) + gold (“Au”) with a larger intercept of 58.00 meters of 2.98 g/t 2E+Au (Hole WB027). Results also included 11.5 meters grading 7.18 g/t 2E + Au (Hole WB031) and 8.5 meters of 4.8 g/t 2E+Au (Hole WB-034). The deposit remains open. See Technical Report titled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa located on the Northern Limb of the Bushveld Complex”, with an effective date of November 5, 2012 (the “Updated Waterberg Report”) available at www.sedar.com

  On September 11, 2012, the Company announced that Rustenburg Platinum Mines Ltd., a wholly owned subsidiary of Anglo American Platinum Limited, had exercised its first right of refusal to purchase the off-take of concentrate from Project 1. Formal agreements are in process.

  On September 4, 2012, the Company announced an initial 6.6 million ounce inferred mineral resource estimate at the Waterberg project (initial inferred mineral resource estimate of 68 million tonnes at 3.01 g/t 2E+Au, comprised of 0.94 g/t Pt, 1.71 g/t Pd, 0.37 g/t Au. See the Updated Waterberg Report.

  On July 9, 2012, the Company’s board of directors approved the adoption of a shareholder rights plan (the “Plan”) subject to shareholder approval. The Plan is now effective and will be set to a vote of the shareholders at the Company’s annual general and special meeting scheduled for January 8, 2013.

  On May 23, 2012, the Company announced the expansion of the Waterberg discovery. Multiple layers of higher grade mineralization were intersected at depths as shallow as 122 to 122 meters from surface.

  On April 4, 2012, the Government of South Africa issued a formal Mining Right to the Company for Project 1 in terms of section 23(1) of the Mineral and Petroleum Resources Development Act, 28 of 2002, subject to environmental authorizations, water use licenses and compliance with applicable legislation on an ongoing basis.

Results For The Year Ended August 31, 2012

During the year ended August 31, 2012, the Company incurred a net loss of $10.59 million (August 31, 2011 – net loss of $8.89 million). General and administrative expenses during the period were reduced from the previous year to $5.37 million (August 31, 2011 - $6.79 million), losses on foreign exchange, due primarily to a weaker Rand at period end, were $3.59 million (August 31, 2011 –$0.12 million), while stock based compensation expense, a non-cash item, totalled $2.01 million (August 31, 2011 - $6.91 million). Finance income consisting of interest earned and property rental fees in the year amounted to $3.94 million (August 31, 2011- $3.79 million). Loss per share for the year amounted to $0.06 per share, as compared to a loss of $0.05 per share for the comparative year of fiscal 2011.

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Accounts receivable at August 31, 2012 totalled $4.70 million while accounts payable and accrued liabilities amounted to $7.78 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the year totaled approximately $37 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the year for exploration on Waterberg were approximately $6.68 million, of which $3.36 million was funded by joint venture partner Japanese Oil, Gas and Metals National Corporation (“JOGMEC”). Mineral property acquisition and exploration expenditures in Canada during the year totaled $1.89 million.

Outlook

The Company’s objectives for the year ahead are to complete the senior loan facility and other financing and move into a safe and efficient Phase 2 construction of Project 1, to further the geological understanding of the near surface Waterberg platinum, palladium and gold deposit and to further explore the new northern portion of the Bushveld Complex discovered by the Company.

Phase 1 construction at Project 1 is expected to be completed on budget. Phase 2 development will commence once the project loan facility and additional financing from the Company are available. Phase 2 is to include a second twin decline access south of the central twin decline development, underground lateral development, a milling and concentrating facility and a tailings impoundment area.

In conjunction with ongoing cost estimation work and banking preparations, an updated project schedule for Phase 2 has been completed by the Company. Plant and facility construction and commissioning are estimated to take up to two years to complete. Full commercial production is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant. The Merensky Reef is scheduled to be mined in the first approximately 13 years of the mine life. Steady state production is modelled at an average annual rate of 275,000 4E ounces of (platinum, palladium, rhodium and gold collectively) ounces in concentrate (on average during the nine years of peak production). See the technical report titled “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 (the “UFS”) available at www.sedar.com.

At the Waterberg project, in the newly discovered “north of the North Limb” of the Bushveld Complex region, approximately 28 holes have been drilled since the cut off for the initial inferred mineral resource. Additional assay results for many holes are pending at this time. PGE mineralization has now been intercepted in drilling for approximately 5.5 km of strike length. The “T” layers have been intercepted from 122 metres below surface to 1,375 metres deep.

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A US $8.37 million 2012 drilling program at Waterberg funded by JOGMEC and the Company is nearing completion. Planning for a 2013 program by the Waterberg joint venture is in progress, including funding for an updated resource estimate and then a preliminary economic assessment. Interpretation of current drilling combined with geophysical survey data indicates that the currently granted prospecting rights allow for up to six kilometres of northeasterly strike length before the system strikes onto the adjacent permit area, which is under registered application to the Company. The up-dip extension of the deposit to the east will be drilled once that licence area, now under registered application, is granted to the Company on behalf of the Waterberg joint venture.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in Project 1 near Rustenburg, South Africa, where a Phase 1 construction budget of US $100 million is in progress, including underground development. Project 1 has an estimated steady state production of 275,000 ounces per year of platinum group metals. Platinum Group also has active exploration programs with drilling at the Sable joint venture and Waterberg joint venture in South Africa and active exploration in Canada for platinum and palladium.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
              R. Michael Jones, President
              or Kris Begic, VP, Corporate Development
              Platinum Group Metals Ltd., Vancouver
              Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development, the estimated completion of Phase 1 on Project 1, the timing of any debt/financing for Project 1, the commencement of Phase 2 on Project 1, the completion of off-take negotiations, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS and the Updated Waterberg Report may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.